Filed pursuant to Rule No. 424(b)(3)
File Number 333-109174

Prospectus Supplement No. 1
(to Prospectus dated October 14, 2003)

17,358,553 SHARES

Loudeye Corp.

COMMON STOCK

     This Prospectus Supplement No. 1 supplements our prospectus dated October 14, 2003. The prospectus relates to the resale of shares of our common stock by the selling stockholders identified in the prospectus (including their pledgees, donees, assignees and successors-in-interest). You should read this Prospectus Supplement No. 1 in conjunction with the prospectus.

Amendments to Disclosure Under “Issuance Of Securities To Selling Stockholders”

     On December 31, 2003, we redeemed the unsecured promissory notes issued to the former stockholders of TenTV (described below) for a total of 635,386 shares of our common stock. As a result, the disclosure contained under the heading “Issuance of Securities to Selling Stockholders” is amended and restated as follows:

     We entered into various purchase agreements, each dated as of August 28, 2003, with certain of the selling stockholders named in the table of selling stockholders under the heading “Private Placement Participants.” These selling stockholders paid us an aggregate of $12,150,000 in gross proceeds in consideration for 7,838,708 shares of our common stock at a price of $1.55 per share. Each investor also received a warrant to purchase 10% of the number of shares of common stock purchased at an exercise price of $2.00. Additionally, Roth Capital Partners, LLC, who acted as placement agent for the foregoing stock purchases, received as part of its placement fee, a warrant to purchase 195,968 shares of common stock at an exercise price of $2.00. The warrants are exercisable until February 28, 2007, and collectively represent the right to purchase 979,839 shares of common stock. Roth Capital Partners, LLC and each of the selling stockholders that purchased shares and warrants all represented that they had acquired the securities for investment purposes only and with no present intention of distributing those securities, except in compliance with all applicable securities laws. In addition, each of the selling stockholders represented that it qualified as an “accredited investor” as that term is defined in Rule 501 under the Securities Act of 1933.

     We also agreed to file within 45 days after August 28, 2003, a registration statement, of which this prospectus is a part, to register the resale by the selling stockholders of the shares purchased and the shares that may be purchased under the warrants. We also agreed to use our best efforts to have the registration statement declared effective as soon as possible and in any event within 120 days after August 28, 2003. Once the registration statement is effective, we have agreed to use our best efforts to keep it effective until the earlier date when all of the shares covered by this prospectus have been sold or may be sold without volume restrictions in accordance with Rule 144(k) under the Securities Act. If we do not comply with our registration obligations, we have agreed to pay to each selling stockholder liquidated damages of up to 2% of its investment amount per month (pro-rated on a daily basis for partial months) that we are out of compliance with our registration obligations.

     We entered into a merger agreement on November 19, 2002 through which we acquired TT Holding Corp., also known as TenTV. Under the terms of such agreement, we agreed to issue the former stockholders of TenTV, a total of 7,900,155 common shares and unsecured promissory notes in the aggregate original principal amount of $1,059,435. The notes accrued interest at 5% per year, compounded quarterly in arrears, and gave us the option to redeem the outstanding principal and accrued interest with our common shares if we met certain conditions, including that the notes were not in default and our common shares were listed on a principal exchange or on NASDAQ. The number of shares issuable upon redemption was to be calculated by dividing

     • The principal amount and all accrued interest due under the notes as of the date of redemption, by

     • The average of the last sale price of our common shares for the 30 trading days preceding January 1, 2004.

     The amounts due under the notes could be offset, pro rata, for indemnification claims in our favor under the acquisition agreement arising before that time. In the event the aggregate amount due under the notes was not sufficient to cover such claims, we had the right to demand return of a number of the shares held in escrow (see below), valued at the average of the last sale price of our common shares for the 30 trading days preceding January 1, 2004, to the extent necessary to offset such claims. The returned shares were to be allocated pro rata to the former TenTV stockholders.

     On December 31, 2003, we redeemed the notes at the redemption price of $1.76 per share for a total of 635,386 shares of our common stock, and determined that there were no indemnification claims against the TenTV stockholders.

     The 7,900,155 common shares issued to the TenTV stockholders, together with all the notes, were deposited in escrow. Because the notes were redeemed in common shares, the shares issued on redemption will be issued directly to the TenTV stockholder, and the notes will be returned to us from escrow. The 7,900,155 common shares held in escrow will be released from escrow promptly following January 1, 2004.

     Under the terms of the acquisition agreement, we also agreed to appoint a director designated by a TenTV stockholders’ representative to be a Class II director, and to allow an individual designated by the TenTV stockholders’ representative to have observer rights to the meetings of our board of directors. The Class II director appointed by the TenTV stockholders will have the right to serve until the TenTV stockholders hold, in the aggregate, less than 10% of our outstanding common shares, or if sooner, until December 31, 2004.

     We agreed to register all of the shares of common stock issued to the TenTV stockholders in the merger, including all shares issuable upon redemption of the notes, at the same time we file a registration statement for any of our other securities, with certain limited exceptions. Under such agreement, we registered in the registration statement which includes this prospectus up to 8,473,417 shares for resale by the selling stockholders named as TenTV holders. As a result of the completion of the redemption, the selling stockholders named as TenTV holders will sell up to 8,388,580 shares under this prospectus.

     We are also registering for resale up to 66,589 shares which may be issued to Silicon Valley Bancshares upon exercise of outstanding warrants to purchase common stock. One of these warrants to purchase 45,700 shares was issued on June 27, 2003 in connection with our revolving credit facility. The other warrant, representing the right to purchase an aggregate of 20,889 shares, was assumed by us in connection with our acquisition of DiscoverMusic.com in March 2001. Silicon Valley Bancshares has the right to include the shares obtainable upon exercise of the warrants in any registration statement we file for any of our other securities, with certain limited exceptions.

Amendments to Selling Stockholder Table

     The information relating to the TenTV Holders in the second table of selling stockholders included in the prospectus sets forth certain information as of September 4, 2003 and is hereby amended as follows:

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     TenTV Holders

     The following table sets forth certain information as of September 4, 2003 (except for the information related to the issuance of common stock upon redemption of the notes, which is as of December 31, 2003) with respect to certain stockholders who obtained securities in connection with our acquisition of TT Holding Corp., also known as TenTV. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

		Common
		Stock	Total		Shares of
		Issued	Common	Maximum	Common Stock
	Outstanding	Upon	Beneficially	Shares	Owned
	Common	Redemption	Owned Before	Offered	After
Selling Stockholder	Stock	of Notes	Offering	Hereby	Offering

		(1)
Name	Number	Number	Number	Number	Number	%

Crest Communications Partners II LP (2)	4,367,955	351,305	4,719,260	4,719,260	—	—
Sachem Investments LLC (3)	1,293,041	103,996	1,397,037	1,397,037	—	—
Blue Water Strategic Fund I, L.L.C. (4)	509,858	41,006	550,864	550,864	—	—
Charles Schwab & Co. FBO Kurt R. Krauss (5)	315,376	25,365	367,408	340,741	26,667	*
Bruce Hanson (6)	310,119	24,942	335,061	335,061	—	—
Steve H. Harmon Revocable Trust (7)	310,119	24,942	352,787	335,061	—	—
Makoto Obara	204,993	16,487	221,480	221,480	—	—
Joseph K. Fisher	110,381	8,877	119,258	119,258	—	—
GraceAnn LaForgia	78,844	6,341	85,185	85,185	—	—
The Michael H. Acheson Trust (8)	63,074	5,073	68,147	68,147	—	—
Cooke LLC (9)	63,074	5,073	68,147	68,147	—	—
Express Charter, L.L.C. (10))	57,819	4,650	62,469	62,469	—	—
Broadview, SLP (11)	21,024	1,691	22,715	22,715	—	—
Jeff Voge	16,408	1,319	17,727	17,727	—	—
Kevin Grawe	16,408	1,319	17,727	17,727	—	—
Steve Harmon (12)	16,407	1,319	352,787	17,726	—	—
Bill Krueger	4,616	371	4,987	4,987	—	—
Steve Grawe	4,616	371	4,987	4,987	—	—
	7,764,132	624,447		8,388,580

* less than 1%

     (1) Represents common shares issued on December 31, 2003 upon the redemption of promissory notes issued to the selling stockholders named in this table in the aggregate original principal amount of $1,059,435, at a redemption price of $1.76 per share.

     (2) Mr. James R. Kuster, managing member of Crest Communications Holdings, LLC, general partner of Crest Communications Partners II LP, holds voting and investment power over the shares listed. Mr. Kuster is a director of our company.

     (3) Mr. Kurt R. Krauss, the sole member of Sachem Investments LLC, holds investment and voting power of the shares listed. Mr. Krauss is a director of our company.

     (4) As managing directors of Blue Water Capital LLC, the managing member of Blue Water Strategic Fund I, L.L.C., Michael H. Acheson, Kim D. Cooke, Henry D. Barratt, Jr. and Wilbur M. Priester share voting and investment power over the shares held by Blue Water Strategic Fund I, L.L.C.

     (5) Mr. Krauss is a director of our company. The selling stockholder is the trustee of an individual retirement account for the benefit of Mr. Krauss. Beneficial ownership also includes 26,667 shares which may be obtained upon the exercise of options exercisable within 60 days of September 4, 2003.

     (6) Mr. Hanson is the former chief executive officer of TT Holding Co., which was acquired by the company in November 2002.

     (7) Mr. Steve Harmon, trustee of The Steven H. Harmon Revocable Trust, holds voting and investment power over the shares listed. Beneficial ownership by The Steven H. Harmon Revocable Trust includes shares held by Mr. Harmon individually.

     (8) Kristine K. Gullo, associate vice president, and Patrick J. Burns, Sr., senior vice president, of The Bank of New York (Delaware), trustee of The Michael H. Acheson Trust, share voting and investment control of the shares held by the trust. Mr. Michael H. Acheson is the beneficiary of The Michael H. Acheson Trust, and has voting and investment control over the shares held by Blue Water Strategic Fund I, L.L.C.

     (9) Kim D. Cooke, managing member of Cooke LLC, holds voting and investment power over the shares listed.

     (10) Phillip Murfin, Paul Murfin and Joe Murfin, as members of Express Charter, L.L.C., share voting and investment control over the shares listed.

     (11) Michael Cullen, as the chief financial officer of Broadview, SLP, holds voting and investment control over the shares listed.

     (12) Beneficial ownership by Mr. Harmon includes shares held by Steven H. Harmon Revocable Trust.

The date of this prospectus supplement is December 31, 2003.

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